UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 8-A/A
                                 Amendment No. 2


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
    Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934




                               HALLIBURTON COMPANY
             (Exact name of registrant as specified in its charter)


              Delaware                                    No. 73-0271280
       (State of incorporation                            (I.R.S. Employer
              or organization)                            Identification No.)


       3600 Lincoln Plaza
       500 North Akard Street
       Dallas, Texas                                         75201-3391
  (Address of principal executive offices)                   (Zip Code)







        Securities to be registered pursuant to Section 12(b)of the Act:

              Title of each class                Name of each exchange on which
              to be so registered                each class is to be registered

              Preferred Stock                    New York Stock Exchange
              Purchase Rights

        Securities to be registered pursuant to Section 12(g)of the Act:

                                      None


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Item 1.  Description of Securities To Be Registered.

         On May 20, 1986, the Board of Directors of Halliburton Company (the "Company") declared a dividend of one preferred stock purchase right (a "Right") on each outstanding share of common stock, par value $2.50 per share (the "Common Shares"), of the Company payable to stockholders of record on June 2, 1986. The terms of the outstanding Rights were subsequently modified by the Amended and Restated Rights Agreement (the "First Amended Agreement") and the Second Amended and Restated Rights Agreement (the "Second Amended Agreement") which were approved by resolutions of the Company's Board of Directors adopted February 15, 1990 and December 7, 1995, respectively.

         Pursuant to the Second Amended Agreement, each Right will entitle the holder thereof from and after the Distribution Date (as hereinafter defined) until December 15, 2005 (or, if earlier, until the redemption or exchange of the Rights) to buy one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock, without par value (the "Preferred Shares"), at an exercise price of $150.00, subject to certain antidilution adjustments. The Rights will not be exercisable, transferable or trade separately from the Common Shares, until the tenth business day (the "Distribution Date") after (a) public announcement that a person or group has acquired beneficial ownership of 15% or more of the Company's Voting Shares (as such term is defined in the Second Amended Agreement) or (b) a person or group has commenced or announced a tender or exchange offer, the consummation of which would result in beneficial ownership by a person or group of 15% or more of the Company's Voting Shares. Prior to the Distribution Date, the Rights will be represented by the Common Share certificates; separate certificates representing the Rights will be mailed, however, to holders of the Common Shares as of the Distribution Date. The Rights will not have any voting rights or be entitled to dividends.

         If a person or group obtains beneficial ownership of 15% or more of the Company's Voting Shares, then each Right (other than Rights owned by the acquiring person and its affiliates and associates) will entitle the holder thereof to purchase, for the exercise price, a number of the Company's Common Shares having a then current market value of twice the exercise price. (The Second Amended Agreement authorizes the Board of Directors of the Company, at any time prior to the acquisition of beneficial ownership of 15% or more of the Company's Voting Shares by a person or group, to reduce that percentage to the greater of 10% or a percentage in excess of the largest known holding of Voting Shares if its Board of Directors determines that a person whose interests are adverse to the Company and its shareholders may seek to acquire control of the Company.)

         If, after any person or group obtains beneficial ownership of 15% or more of the Company's Voting Shares, (a) the Company merges into another entity,
(b) an acquiring entity merges into the Company and Common Shares of the Company are changed into or exchanged for other securities or assets, or (c) the Company sells more than 50% of its assets or assets which produce more than 50% of the Company's earning power or cash flow, then each Right will entitle the holder thereof to purchase, for the exercise price, a number of shares of common stock of the other entity engaging in such transaction having a current market value of twice the exercise price.


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         The Rights are  redeemable at the Company's  option for $0.01 per Right at any time prior to the Shares Acquisition Date (the date of public announcement that a person or group has acquired beneficial ownership of 15% or more of the Company's Voting Shares). Any such redemption may be effected at such time, on such basis and with such conditions as the Company's Board of Directors may determine.

         At any time after the close of business on the Shares Acquisition Date and prior to the acquisition by the acquiring person of 50% or more of the outstanding Voting Shares, the Board of Directors of the Company may redeem the Rights (other than Rights owned by the acquiring person and its affiliates and associates), in whole or in part, by exchanging Common Shares for the Rights on the basis of an exchange ratio of one Common Share for each two Common Shares for which a Right is then exercisable (subject to adjustment).

         As long as the Rights are attached to the Common Shares, the Company will issue one Right with each Common Share issued by the Company upon original issue or out of treasury in order that all such Common Shares will have attached Rights.

         The purchase price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (a) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (b) as a result of the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for the Preferred Shares, or (c) as a result of the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. The number of Rights and the number of Preferred Shares purchasable upon exercise of each Right are also subject to adjustment in the event of certain stock dividends on, or subdivisions, combinations or reclassifications of, the Common Shares prior to the Distribution Date.

         The Rights will expire on the earlier to occur of (a) December 15, 2005, or (b) the exchange or redemption of the Rights. Chemical Mellon Shareholder Services, L.L.C., as successor to the corporate trust business of NCNB Texas National Bank, is the Rights Agent.

         As of December 14, 1995, there were 114,426,820 Common Shares issued and outstanding. A sufficient number of Preferred Shares has been reserved for issuance upon exercise of the Rights.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that acquires beneficial ownership of 15% or more of the Company's Voting Shares. The amendments to the Rights reflected in the Second Amended Agreement were not adopted in response to any takeover or change of control proposal regarding the Company. The Rights will not interfere with a merger or other business combination approved by the Board of Directors, prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Common Shares, since the Rights may be redeemed by the Company prior to that time.



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         The Second Amended and Restated  Rights  Agreement dated as of December
15, 1995 between the Company and Chemical Mellon Shareholder Services, L.L.C., as Rights Agent, is filed as exhibit 2.1 hereto and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2.  Exhibits.

          2.1 Second Amended and Restated Rights Agreement dated as of December 15, 1995, between Halliburton Company and Chemical Mellon Shareholder Services, L.L.C. as Rights Agent, which includes the form of Right Certificate as Exhibit A. Pursuant to the Second Amended and Restated Rights Agreement, Right Certificates will not be distributed until as soon as practicable after the Distribution Date (as therein defined).

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            HALLIBURTON COMPANY
                                                                (Registrant)



Date:  January 16, 1996                        By:  /s/ Robert M. Kennedy
                                                    ------------------------
                                                    Name:  Robert M. Kennedy
                                                    Title:  Vice President-Legal











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